Exhibit 99.1

Kenon Announces Updates in connection with its Subsidiary OPC's Public
Offering of Shares and Listing on the Tel Aviv Stock Exchange

Singapore, July 28, 2017.  Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) announces that IC Power Ltd.’s (“IC Power”) subsidiary OPC Energy Ltd. (“OPC”) has filed a second draft prospectus with the Israel Securities Authority (“ISA”) in connection with a contemplated initial public offering of its shares in Israel and a listing on the Tel Aviv Stock Exchange (“TASE”). The listing is subject to regulatory approval in Israel and the offering and listing, and the timing thereof, are subject to market conditions.

OPC, which currently has 100,000,021 shares outstanding, all of which are owned by IC Power, and 1,000,000 shares underlying management share options, will offer 28,200,000 new ordinary shares, representing approximately 22% of OPC’s total outstanding ordinary shares (after giving effect to the completion of the initial public offering), at a currently estimated minimum initial public offering price of NIS12.5 per ordinary share.

The shares of OPC referred to herein have not been and will not be registered under the US Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption for registration under that act.

Caution Concerning Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the contemplated initial public offering and listing of OPC, including with respect to the expected number and price of the new ordinary shares to be issued. These statements are based on current expectations or beliefs, and are subject to uncertainty and risks, including risks relating to market conditions, that regulatory approvals are not obtained, the risk that the contemplated offering and listing do not proceed on the expected terms, or at all, and other risks and factors, including those risks set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.